Exhibit 21.1

List of Principal Subsidiaries and Consolidated Entities of Jupai Investment Group

Subsidiaries	Place of Incorporation
1 Jupai Hong Kong Investment Limited	Hong Kong
2 Shanghai Juxiang Investment Management Consulting Co., Ltd.	PRC

Consolidated Entities	Place of Incorporation
1 Shanghai Jupai Investment Group Co., Ltd.	PRC
2 Shanghai Jupai Yumao Fund Sales Co., Ltd.	PRC
3 Juzhou Asset Management (Shanghai) Co., Ltd.	PRC
4 Shanghai Jinyong Investment Management Co., Ltd.	PRC
5 Shanghai Mingxun Investment Management Co., Ltd.	PRC
6 Shanghai Mingdu Asset Management Co., Ltd.	PRC